Media Release 11 May 2023	EXHIBIT 99.1

James Hardie to Defend Class Action

James Hardie Industries plc has been notified that a group proceeding has been filed in The Supreme Court of Victoria, which names James Hardie Industries plc (James Hardie) as the defendant.
The proceeding is said to be brought on behalf of persons who acquired between 7 February 2022 and 7 November 2022 (inclusive) an interest in certain James Hardie securities.
The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period described above.

James Hardie considers that it has at all times complied with its disclosure obligations, denies any liability and will vigorously defend the proceedings.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.

END

Media Release: James Hardie to Defend Class Action	1

Media Release 11 May 2023

Media Enquiries:
Jack Gordon
Citadel-MAGNUS

Telephone:    +61 2 8234 0116
Email:     JGordon@citadelmagnus.com
Investor/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:    +1 312 756 9919
Email:     media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie to Defend Class Action	2